As Filed with the Securities and Exchange Commission on December 13, 2024

File No. [                 ]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

GUARDIAN VARIABLE PRODUCTS TRUST

PARK AVENUE INSTITUTIONAL ADVISERS LLC

10 HUDSON YARDS

New York, New York 10001

Please direct all written or oral communications regarding this Application to:

Kathleen M. Moynihan, Esq.
Guardian Variable Products Trust
10 Hudson Yards
New York, NY 10001

with copies to:

Corey F. Rose, Esq.

James V. Catano, Esq.

Dechert LLP

1900 K Street, NW
Washington, DC 20006

(202) 261-3314, corey.rose@dechert.com

(202) 261-3376, james.catano@dechert.com

This Application (including Exhibits) contains 73 pages.

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC 10 Hudson Yards New York, New York 10001 Investment Company Act of 1940 File No. [ ]	) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

I.	INTRODUCTION

Guardian Variable Products Trust (the “Trust”)1, a registered open-end investment company that offers one or more series of shares, on its own behalf and on behalf of its existing and future series (each, a “Series” and, collectively, the “Series”), and Park Avenue Institutional Advisers LLC (“PAIA” or the “Adviser,” and together with the Trust and the Series, the “Applicants”),2 the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the Board of Trustees of the Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.

[2]	The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

[4]	References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

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Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

[5]	For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

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II.	BACKGROUND

A.	The Applicants

1.	The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Currently, the Trust is comprised of 24 Series. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

PAIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). PAIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment management agreement with the Trust (each, an “Investment Management Agreement” and together the “Investment Management Agreements”). PAIA and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

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For its services to each Subadvised Series under the Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.6

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.7 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.8

[6]	Currently, all Sub-Advisers receive an investment management fee from the Adviser.

[7]	Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC (812-14911), Investment Company Act Release Nos. 32468 (February 6, 2017) (notice) and 32420 (January 9, 2017) (order). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[8]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

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B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

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Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.9 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.10 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

[9]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

[10]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

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2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”11 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

[11]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8.	Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).12 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”13 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”14

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”15 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”16 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

[12]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

[13]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

[14]	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[15]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

[16]	Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

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Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.17 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.18 The Commission stated in Blackstone that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

17 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

18 See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); = Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); and Morningstar Funds Trust and Morningstar Investment Management LLC., Investment Company Act Release Nos. 34958 (July 7, 2023) (notice) and 34980 (August 1, 2023) (order).

Page 11 of 73 Sequentially Numbered Pages (including exhibits)

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.	Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.	The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

Page 12 of 73 Sequentially Numbered Pages (including exhibits)

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is 10 Hudson Yards, New York, NY 10001.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Kathleen M. Moynihan, Esq.
Guardian Variable Products Trust
10 Hudson Yards
New York, NY 10001

With a copy to:

Corey F. Rose, Esq.

James V. Catano, Esq.

Dechert LLP
1900 K Street, NW

Washington, DC 20006

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-2 to this Application.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

Page 13 of 73 Sequentially Numbered Pages (including exhibits)

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 13th day of December, 2024.

GUARDIAN VARIABLE PRODUCTS TRUST

By:	/s/ Dominique Baede
Name:	Dominique Baede
Title:	President

PARK AVENUE INSTITUTIONAL ADVISERS LLC

By:	/s/ Isaac Lowenbraun
Name:	Isaac Lowenbraun
Title:	President and Senior Managing Director

Page 14 of 73 Sequentially Numbered Pages (including exhibits)

EXHIBITs to application

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications
Exhibit C	Rule 0-5(e)(3) Comparisons

Page 15 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

Guardian Variable Products trust

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Senior Vice President and Secretary of Guardian Variable Products Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust (the “Board”) adopted the following vote on the 5th day of December, 2024 in accordance with the By-laws of the Trust, and that those resolutions have not been amended or revoked and are in full force and effect:

RESOLVED, that the preparation and filing with the Securities and Exchange Commission of (i) an exemptive application for an order pursuant to Section 6(c) of the 1940 Act, on behalf of Guardian Variable Products Trust (the “Trust”) and Park Avenue Institutional Advisers LLC (the “Manager”) that would permit the Trust and the Manager to enter into, or materially amend, sub-advisory agreements that were approved by the Board, including a majority of the Independent Trustees, at a non-in-person meeting called for the purpose of voting on such approval (the “Exemptive Application”) and (ii) any and all amendments to the Exemptive Application which in the discretion of the officer or officers executing such amendment(s) may appear necessary or desirable, in such form or forms as such officer or officers shall approve in his, her or their discretion, be, and each hereby is, authorized and approved; and it is further

RESOLVED, that the appropriate officer or officers of the Trust be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.

IN WITNESS WHEREOF, I have hereunto set my name on this 13th day of December, 2024.

By:	/s/ Harris Oliner
Name:	Harris Oliner
Title:	Senior Vice President and Secretary

Page 16 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

Park Avenue institutional advisers llc

CERTIFICATION

I, Harris Oliner, do certify that I am the duly authorized and elected Associate General Counsel, Corporate Secretary of Park Avenue Institutional Advisers LLC (“PAIA”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of PAIA pursuant to the general authority as President and Senior Managing Director of PAIA.

By:	/s/ Harris Oliner
Name:	Harris Oliner
Title:	Associate General Counsel, Corporate Secretary
Date:	December 13, 2024

Page 17 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

guardian variable products trust
VERIFICATION

The undersigned states that he has duly executed the attached application, dated December 13, 2024, for and on behalf of Guardian Variable Products Trust (the “Trust”); that he is the President of the Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Dominique Baede
Name:	Dominique Baede
Title:	President

Page 18 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

Park Avenue Institutional Advisers LLC
VERIFICATION

The undersigned states that he has duly executed the attached application, dated December 13, 2024, for and on behalf of Park Avenue Institutional Advisers LLC (the “Company”); that he is the President and Senior Managing Director of the Company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Isaac Lowenbraun
Name:	Isaac Lowenbraun
Title:	President and Senior Managing Director

Page 19 of 73 Sequentially Numbered Pages (including exhibits)

As Filed with the Securities and Exchange Commission on ~~June 23~~December [ ], ~~2023~~2024

File No. ~~812-15465~~[             ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

~~AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~PACE SELECT ADVISORS~~GUARDIAN VARIABLE PRODUCTS TRUST

PARK AVENUE INSTITUTIONAL ADVISERS LLC

10 HUDSON YARDS

~~UBS SERIES FUNDS~~

~~787 Seventh Avenue~~

New York, New York ~~10019~~10001

~~THE UBS FUNDS~~

~~One North Wacker Drive~~
 ~~Chicago, Illinois 60606~~

~~UBS ASSET MANAGEMENT (AMERICAS) INC.~~

~~One North Wacker Drive~~
 ~~Chicago, Illinois 60606~~
~~787 Seventh Avenue~~

~~New York, New York 10019~~

~~U.S. MONTHLY INCOME FUND FOR PUERTO RICO RESIDENTS, INC.~~
 ~~SHORT TERM INVESTMENT FUND FOR PUERTO RICO RESIDENTS, INC.~~

~~MULTI-SELECT SECURITIES FUND FOR PUERTO RICO RESIDENTS~~
 ~~UBS ASSET MANAGERS OF PUERTO RICO~~

~~American International Plaza Building—Tenth Floor~~
 ~~250 Muñoz Rivera Avenue~~

~~San Juan, Puerto Rico 00918~~

Please direct all written or oral communications regarding this Application to:

Kathleen M. Moynihan, Esq.

Guardian Variable Products Trust

10 Hudson Yards
 New York, NY 10001

~~Page 1 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 20 of 73 Sequentially Numbered Pages (including exhibits)

~~Keith A. Weller, Esq.~~

~~UBS Asset Management (Americas) Inc.~~

~~One North Wacker Drive~~
 ~~Chicago, Illinois 60606~~

with copies to:

~~Stephen H. Bier~~Corey F. Rose, Esq.

~~Philip T. Hinkle~~James V. Catano, Esq.

~~Dechert LLP~~
 ~~Three Bryant Park~~

~~1095 Avenue of the Americas~~
 ~~New York, NY 10036~~

Dechert LLP

1900 K Street, NW
 Washington, DC 20006

(202) 261-3314, corey.rose@dechert.com

(202) 261-3376, james.catano@dechert.com

This Application (including Exhibits) contains ~~151~~[ ] pages.

~~Page 2 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 21 of 73 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	)	~~AMENDED AND RESTATED~~
	)	APPLICATION PURSUANT TO
Guardian Variable Products Trust	)	SECTION 6(c) OF THE INVESTMENT
	)	COMPANY ACT OF 1940, AS
~~PACE SELECT ADVISORS TRUST~~	)	AMENDED, FOR AN ORDER OF
~~UBS SERIES FUNDS~~	)	EXEMPTION FROM SECTION 15(c) OF
~~787 Seventh Avenue~~	)	THE ACT
~~New York, New York 10019~~	)
~~THE UBS FUNDS~~	)
~~One North Wacker Drive~~	)
~~Chicago, Illinois 60606~~	)
~~U.S. MONTHLY INCOME FUND FOR~~
~~PUERTO RICO RESIDENTS, INC.~~
~~SHORT TERM INVESTMENT FUND FOR~~
~~PUERTO RICO RESIDENTS, INC.~~
~~MULTI-SELECT SECURITIES FUND FOR~~
~~PUERTO RICO RESIDENTS~~
~~American International Plaza~~
~~Building—Tenth Floor~~
~~250 Muñoz Rivera Avenue~~
~~San Juan, Puerto Rico 00918~~
~~UBS ASSET MANAGEMENT~~
~~(AMERICAS) INC.~~
~~One North Wacker Drive~~
~~Chicago, Illinois 60606~~
and

~~787 Seventh~~Park Avenue Institutional Advisers LLC

10 Hudson Yards

New York, New York ~~10019~~10001

~~UBS ASSET MANAGERS OF PUERTO RICO~~

~~American International Plaza~~
~~Building—Tenth Floor~~

~~250 Muñoz Rivera Avenue~~
~~San Juan, Puerto Rico 00918~~

~~Page 3 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 22 of 73 Sequentially Numbered Pages (including exhibits)

Investment Company Act of 1940
File No. ~~812-15465~~[]

I.              INTRODUCTION

~~I.              INTRODUCTION~~

~~PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc. and Multi-Select Securities Fund For Puerto Rico Residents (each a “Company” and collectively, the “Companies~~Guardian Variable Products Trust (the “Trust”)1,~~1 each~~ a registered open-end investment company that ~~may offer~~offers one or more series of shares, on its own behalf and on behalf of its existing and future series (each, a “Series” and, collectively, the “Series”), and ~~UBS Asset Management (Americas) Inc. (“UBS AM”) and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (“UBS AMPR”) (each, an “Adviser” and collectively, the “Advisers”,~~Park Avenue Institutional Advisers LLC (“PAIA” or the “Adviser,” and together with the ~~Companies~~Trust and the Series, the “Applicants”),~~2~~ 2 the investment ~~advisers~~adviser to the ~~Companies~~Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the ~~board of trustees or directors, as applicable, of each Company (each such board may be referred to as~~ Board of Trustees of the Trust (the “Board”),~~3~~ 3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

~~1 As used herein, the term “Companies” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.~~

~~2 The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3 The term “Board” also includes the board of trustees or directors of a future Subadvised Series.~~

~~4 References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.

[2]	The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]	References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

~~Page 4 of 151 Sequentially Numbered Pages (including exhibits)~~

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Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by ~~an~~the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).~~5~~ 5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable ~~an~~the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

~~5 For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets~~

[5]	For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

~~Page 5 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 24 of 73 Sequentially Numbered Pages (including exhibits)

If the requested relief is granted, ~~an~~the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.             BACKGROUND

~~II.             BACKGROUND~~

A.	The Applicants

~~A.~~	~~The Applicants~~

1.	The Trust

~~1.~~	~~The Companies~~

~~PACE Select Advisors Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. UBS AM serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Company. Currently, PACE Select Advisors Trust is comprised of 15 series. Each Series may have its own distinct investment objective, policies, and restrictions. PACE Select Advisors Trust and its Series are not required to hold annual shareholder meetings.~~

~~UBS Series Funds is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. UBS AM serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Company. Currently, UBS Series Funds is comprised of 16 series, one of which, UBS Ultra Short Income Fund, may operate under a multi-manager structure. Each Series may have its own distinct investment objective, policies, and restrictions. UBS Series Funds and its Series are not required to hold annual shareholder meetings.~~

~~of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

The ~~UBS Funds~~Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. ~~UBS AM~~Currently, the Trust is comprised of 24 Series. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series ~~of the Company.~~

~~Currently, The UBS Funds is comprised of 11 series~~. The Trust and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions. ~~The UBS Funds and its Series are not required to hold annual shareholder meetings.~~

~~Page 6 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 25 of 73 Sequentially Numbered Pages (including exhibits)

2.	The Adviser

~~U.S. Monthly Income Fund For Puerto Rico Residents, Inc. is organized as a Puerto Rico corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. UBS Asset Managers of Puerto Rico serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series of the Company. Currently, U.S. Monthly Income Fund For Puerto Rico Residents, Inc. is comprised of one series. Each Series may have its own distinct investment objective, policies, and restrictions. U.S. Monthly Income Fund For Puerto Rico Residents, Inc. and its Series are required to hold annual shareholder meetings.~~

~~Short Term Investment Fund For Puerto Rico Residents, Inc. is organized as a Puerto Rico corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. UBS Asset Managers of Puerto Rico serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series of the Company. Currently, Short Term Investment Fund For Puerto Rico Residents, Inc. is comprised of one series. Each Series may have its own distinct investment objective, policies, and restrictions. Short Term Investment Fund For Puerto Rico Residents, Inc. and its Series are required to hold annual shareholder meetings.~~

~~Multi-Select Securities Fund For Puerto Rico Residents is organized as a Puerto Rico trust and is registered with the Commission as an open-end management investment company under the 1940 Act. UBS Asset Managers of Puerto Rico serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Series of the Company. Currently, Multi-Select Securities Fund For Puerto Rico Residents is comprised of six series. Each Series may have its own distinct investment objective, policies, and restrictions. Multi-Select Securities Fund For Puerto Rico Residents and its Series are not required to hold annual shareholder meetings.~~

~~2.~~	~~The Advisers~~

~~UBS AM, a~~PAIA is a limited liability company organized under the laws of the State of Delaware ~~corporation~~and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)~~,~~. PAIA serves ~~as~~, and each other Adviser will serve, as the investment adviser ~~and administrator~~ to each ~~Series of PACE Select Advisors Trust, UBS Series Funds, and The UBS Funds~~Subadvised Series pursuant to an investment management ~~and administration~~ agreement with ~~each such Company~~the Trust (each, ~~a~~an “~~UBS AM~~ Investment Management Agreement” and together the “~~UBS AM~~ Investment Management Agreements”). ~~UBS AMPR, a division of UBS Trust Company of Puerto Rico, a trust company organized under the laws of Puerto Rico, is~~PAIA and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act ~~and serves as investment adviser and administrator to each Series of U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., and Multi-Select Securities Fund For Puerto Rico Residents, pursuant to an investment management and~~. ~~administration agreement with each such Company (each, a “UBS AMPR Investment Management Agreement” and together the “UBS AMPR Investment Management Agreements”) (each may be referred to as an “Investment Management Agreement”, and together the UBS AM Investment Management Agreements and UBS AMPR Investment Management Agreements may be referred to as the “Investment Management Agreements”).~~

~~Page 7 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 26 of 73 Sequentially Numbered Pages (including exhibits)

~~UBS AM is an indirect, wholly-owned subsidiary of UBS Group AG, a publicly traded~~ Swiss corporation and part of the UBS Asset Management business division of UBS Group AG. ~~UBS Group AG is an internationally diversified organization headquartered in Zurich, Switzerland with operations in many areas of the financial services group of industries. UBS AMPR is a division of UBS Trust Company of Puerto Rico. UBS Trust Company of Puerto Rico~~ is an indirect, wholly-owned subsidiary of UBS Group AG. Each future investment management agreement between an Adviser and a Subadvised Series is also included in the term “Investment Management Agreement.” UBS AM’s current business addresses are 787 Seventh Avenue, New ~~York, New York 10019 and One North Wacker Drive, Chicago, IL 60606. UBS AMPR’s current business address is American International Plaza Building—Tenth Floor, 250 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918. Any future Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.~~

Each Investment Management Agreement ~~has been or~~ will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of ~~the~~these Investment Management Agreements ~~currently do and~~ will ~~continue to~~ comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of ~~the~~each Investment Management Agreement, the Adviser, subject to the supervision of the Board, ~~currently does and~~ will ~~continue to~~ provide continuous investment management services to each Subadvised Series. The Adviser ~~has and~~ will ~~continue to~~ have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and~~,~~ based on the need of a particular Series~~,~~ may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

For its services to each Subadvised Series under the ~~applicable~~ Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series ~~as specified in the applicable Investment Management Agreement~~. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.~~6~~6

~~6 Currently, all Sub-Advisers receive an investment management fee from the Adviser.~~

[6]	Currently, all Sub-Advisers receive an investment management fee from the Adviser.

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Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

~~3.~~	~~The Sub-Advisers~~

Pursuant to the authority under the Investment Management Agreement, the ~~applicable~~ Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers ~~currently are and~~ will ~~continue to~~ be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers ~~currently are and~~ will ~~continue to~~ be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The ~~applicable~~ Adviser ~~currently does and~~ will ~~continue to~~ engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The ~~applicable~~ Adviser ~~currently does and~~ will ~~continue to~~ negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series~~,~~ in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.~~7~~ 7 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

~~7 Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Investment Company Act Release Nos. 30224 (Sep. 27, 2012) (notice) and 30241 (Oct. 23, 2012) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.~~

[7]	Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC (812-14911), Investment Company Act Release Nos. 32468 (February 6, 2017) (notice) and 32420 (January 9, 2017) (order). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

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Pursuant to the Sub-Advisory Agreements, the ~~applicable~~ Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the ~~applicable~~ Adviser under the Investment Management Agreement.8

B.	Multi-Manager Structure

~~B.~~	~~Multi-Manager Structure~~

In recent years, a number of investment advisers, including the ~~Advisers~~Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to ~~multiple~~ strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where ~~an~~the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, ~~an~~the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

~~8 Such investments in private funds would be subject to other applicable provisions of the 1940 Act.~~

[8]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

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C.	Rationale for the Requested Relief

~~C.~~	~~Rationale for the Requested Relief~~

When ~~an~~the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of ~~each Company~~the Trust, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that ~~an~~the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in ~~an~~the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once ~~an~~the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if ~~an~~the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When ~~an~~the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.~~8~~ 9 If the requested order is not granted, ~~an~~the Adviser ~~may~~will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, ~~an~~the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

~~9 The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

[9]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

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The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~9~~ 10 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If ~~an~~the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, ~~an~~the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If ~~an~~the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.          REQUEST FOR EXEMPTIVE RELIEF

~~III.          REQUEST FOR EXEMPTIVE RELIEF~~

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.          LEGAL ANALYSIS

~~IV.          LEGAL ANALYSIS~~

A.	Applicable Law

~~A.~~	~~Applicable Law~~

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

~~10 As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

[10]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

~~B.~~	~~Discussion~~

1.	Necessary or Appropriate in the Public Interest

~~1.~~	 ~~Necessary or Appropriate in the Public Interest~~

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the ~~applicable~~ Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once ~~an~~the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring ~~a~~the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the ~~applicable~~ Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

~~2.~~	 ~~Consistent with the Protection of Investors~~

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the ~~Advisers~~Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

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Once the ~~applicable~~ Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the ~~applicable~~ Adviser will recommend the retention of the Sub-Adviser and the ~~Company’s~~Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~10~~ 11 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, ~~an~~the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;
2.	Annual review of the Sub-Adviser’s compliance program;

~~1.~~	~~Daily transparency regarding investments managed by the Sub-Adviser;~~
3.	Avoiding additional acquired fund fees and expenses;

~~2.~~	 ~~Annual review of the Sub-Adviser’s compliance program;~~
4.	Annual Board review of the Sub-Advisory Agreement and related compensation;
5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;
6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;
7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

~~11 See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.~~

[11]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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8.	Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

~~3. Avoiding additional acquired fund fees and expenses;~~

~~4. Annual Board review of the Sub-Advisory Agreement and related compensation;~~

~~5.Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;~~

~~6.Allowing an Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;~~

~~7.Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and~~

~~8.Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.~~

~~3.~~	~~Consistent with the Policy and Provisions of the 1940 Act~~

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~11~~ 12 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”~~12~~ 13 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~13 The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment~~14

~~12 Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).~~

~~13 American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).~~

~~14 Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).~~

[12]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[13]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[14]	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

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The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”15 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”16 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract. ~~to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.~~

~~15 Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to~~

~~16 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.~~

[15]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

[16]	Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

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Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.~~16~~ 17 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.              PRECEDENT

~~V.             PRECEDENT~~

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to ~~consider~~approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~17~~ 18 The ~~approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.~~

~~17 See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order);~~

[17]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
[18]	See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); = Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); and Morningstar Funds Trust and Morningstar Investment Management LLC., Investment Company Act Release Nos. 34958 (July 7, 2023) (notice) and 34980 (August 1, 2023) (order).

~~Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); and Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order).~~

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Commission stated in Blackstone that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.           CONDITIONS

~~VI.           CONDITIONS~~

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

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~~1.The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~2.Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.~~

~~3.The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.~~

~~4.A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.~~

~~5.In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.~~

1.	The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.	Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.	The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.
4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.
5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

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VII.	PROCEDURAL MATTERS

~~VII.           PROCEDURAL MATTERS~~

Pursuant to Rule 0-2(f), each Applicant states that its address ~~for purposes of this Application is as indicated below:~~is 10 Hudson Yards,

New York, NY 10001.

~~Keith A. Weller, Esq.~~

~~UBS Asset Management (Americas) Inc.~~

 ~~One North Wacker Drive~~

~~Chicago, Illinois 60606~~

Applicants further state that all written or oral communications concerning this Application should be directed to:

Kathleen M. Moynihan, Esq.

Guardian Variable Products Trust

10 Hudson Yards

New York, NY 10001

With a copy to:

~~Stephen H. Bier~~Corey F. Rose, Esq.

~~Philip T. Hinkle~~James V. Catano, Esq.

Dechert LLP

~~Three Bryant Park~~1900 K Street, NW

Washington, DC 20006

~~1095 Avenue of the Americas~~

 ~~New York, NY 10036~~

~~All of the requirements for execution and filing of~~Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the ~~Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application,~~respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are ~~included~~attached hereto as Exhibits A-1 through A~~-8~~-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are ~~included~~attached hereto as Exhibits B-1 through B~~-8~~-2 to this Application.

Applicants ~~desire~~request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

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In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

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VIII.	CONCLUSION

~~VIII.       CONCLUSION~~

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~23rd~~[   ] day of ~~June~~December, ~~2023~~2024.

~~PACE SELECT ADVISORS~~GUA RDIAN VARIABLE PRODUCTS TRUST			~~UBS SERIES FUNDS~~

[By:	/s/	~~/s/ Keith A. Weller~~	~~By:~~	~~/s/ Keith A. Weller~~
Name:		~~Keith A. Weller~~	~~Name:~~ 	~~Keith A. Weller~~
Title:	]	~~Vice President and Secretary~~	~~Title:~~ 	~~Vice President and Secretary~~

PARK AVENUE INSTITUTIONA L ADVISERS LLC

~~THE UBS FUNDS~~			~~U.S. MONTHLY INCOME FUND FOR PUERTO RICO RESIDENTS, INC.~~

~~By:~~	/s/ []	~~/s/ Keith A. Weller~~	~~By:~~	~~/s/ Liana Loyola~~
~~Name:~~ 	[]	~~Keith A. Weller~~	~~Name:~~ 	~~Liana Loyola~~
~~Title:~~ 	[]	~~Vice President and Secretary~~	~~Title:~~ 	~~Secretary~~

~~Page 22 of 151 Sequentially Numbered Pages (including exhibits)~~

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~~SHORT TERM INVESTMENT FUND FOR PUERTO RICO RESIDENTS, INC.~~		~~MULTI-SELECT SECURITIES FUND FOR PUERTO RICO RESIDENTS~~

~~By:~~	~~/s/ Liana Loyola~~	~~By:~~	~~/s/ Liana Loyola~~
~~Name:~~ 	~~Liana Loyola~~	~~Name:~~ 	~~Liana Loyola~~
~~Title:~~ 	~~Secretary~~	~~Title:~~ 	~~Secretary~~

~~UBS ASSET MANAGERS OF PUERTO RICO~~		~~UBS ASSET MANAGEMENT (AMERICAS) INC.~~

~~By:~~	~~/s/ William Rivera~~	~~By:~~	~~/s/ Keith A. Weller~~
~~Name:~~ 	~~William Rivera~~	~~Name:~~ 	~~Keith A. Weller~~
~~Title:~~ 	~~Executive Director~~	~~Title:~~ 	~~Head of Registered Funds Legal, Deputy General Counsel and Assistant Secretary~~

~~By:~~	~~/s/ Eric Sanders~~
~~Name:~~ 	~~Eric Sanders~~
~~Title:~~ 	~~Associate General Counsel and Assistant Secretary~~

~~Page 23 of 151 Sequentially Numbered Pages (including exhibits)~~

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A~~-8~~-2	Certifications
Exhibits B-1 through B~~-8~~-2	Verifications
Exhibit C	Rule 0-5(e)(3) Comparisons
~~Exhibit D~~	~~Marked Copy of Initial Application~~

~~Page 24 of 151 Sequentially Numbered Pages (including exhibits)~~

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Exhibit A-1

GUARDIAN VARIABLE PRODUCTS TRUST

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of ~~PACE Select Advisors~~Guardian Variable Products Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust (the “Board”) adopted the following vote on the ~~28th~~[xx]th day of ~~September, 2022~~December, 2024 in accordance with the By-laws of the Trust, and that those resolutions have not been amended or revoked and are in full force and effect:

~~RESOLVED, that the preparation and filing with the Securities and Exchange Commission of an exemptive application or an amendment to an existing exemptive order, as applicable, on behalf of the Fund and UBS AM, for the purpose of obtaining an order that would permit the Fund to enter into, or materially amend, a sub-advisory agreement without complying with the in-person meeting requirements of Section 15(c) of the 1940 Act, be, and it hereby is, authorized and approved; and be it further RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.~~

~~IN WITNESS WHEREOF, I have hereunto set my name on this 23rd day of June, 2023.~~

~~By:~~	~~/s/ Keith A. Weller~~
~~Name:~~	~~Keith A. Weller~~
~~Title:~~	~~Vice President and Secretary~~

~~Exhibit A-2~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that he is the duly elected Secretary of UBS Series Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust (the “Board”) adopted the following vote on the 28th day of September, 2022 in accordance with the By-laws of the Trust: RESOLVED, that the preparation and filing with the Securities and Exchange Commission of an exemptive application or an amendment to an existing exemptive order, as applicable, on behalf of the Fund and UBS AM, for the purpose of obtaining an order that would permit the Fund to enter into, or materially amend, a sub-advisory agreement without complying with the in-person meeting requirements of Section 15(c) of the 1940 Act, be, and it hereby is, authorized and approved; and be it further RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to take such further steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.~~

~~IN WITNESS WHEREOF, I have hereunto set my name on this 23rd day of June, 2023.~~

~~By:~~	~~/s/ Keith A. Weller~~
~~Name:~~	~~Keith A. Weller~~
~~Title:~~	~~Vice President and Secretary~~

~~Page 25 of 151 Sequentially Numbered Pages (including exhibits)~~

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~~Exhibit A-3~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that he is the duly elected Secretary of The UBS Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust (the “Board”) adopted the following vote on the 8th day of September, 2022 in accordance with the By-laws of the Trust:~~

RESOLVED, that the ~~appropriate officers of The UBS Funds (the “Trust”) be, and they hereby are, authorized and directed to prepare and file on behalf of the Trust a new application (the “Exemptive Application”)~~preparation and filing with the Securities and Exchange Commission of (i) an exemptive application for an order pursuant to Section 6(c) of the ~~Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust and UBS Asset Management (Americas) Inc. (“UBS AM”) from the provisions of Section 15(c) of the 1940 Act to permit UBS AM to enter into~~1940 Act, on behalf of Guardian Variable Products Trust (the “Trust”) and Park Avenue Institutional Advisers LLC (the “Manager”) that would permit the Trust and the Manager to enter into, or materially amend ~~Sub-Advisory Agreements~~, sub-advisory agreements that were approved by the Board, including a majority of the ~~non-interested members of the Board~~Independent Trustees, at a non-in-person meeting called for the purpose of voting on such approval~~;~~ (the “Exemptive Application”) and (ii) ~~prepare, execute and cause to be filed with the SEC~~ any and all amendments to ~~such~~the Exemptive Application~~,~~ which in the discretion of the officer or officers executing such amendment(s) may appear necessary or desirable, in such form or forms as such officer or officers shall approve in his, her or their discretion, ~~in~~be, and each ~~case as conclusively evidenced by his, her or their signature(s) thereon; and~~hereby is, authorized and approved; and it is further

~~FURTHER~~ RESOLVED, that the appropriate officer or officers of the Trust be, and each of them hereby is, authorized and directed to take ~~all~~ such ~~action,~~further steps and to prepare, execute and ~~deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of~~ file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution~~, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution~~.

~~IN WITNESS WHEREOF, I have hereunto set my name on this 23rd day of June, 2023.~~

~~By:~~	~~/s/ Keith A. Weller~~
~~Name:~~	~~Keith A. Weller~~
~~Title:~~	~~Vice President and Secretary~~

~~Page 26 of 151 Sequentially Numbered Pages (including exhibits)~~

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~~Exhibit A-4~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that she is the duly elected Secretary of U.S. Monthly Income Fund For Puerto Rico Residents, Inc. (the “Corporation”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Corporation have been taken and the person signing and filing the Application on behalf of the Corporation is fully authorized to do so; and that the Board of Directors of the Corporation (the “Board”) adopted the following vote on the 26th day of August, 2022 in accordance with the By-laws of the Corporation: RESOLVED, that the appropriate officers of the U.S. Monthly Income Fund For Puerto Rico Residents, Inc. (the “Corporation”) be, and they hereby are, authorized and directed to prepare and file on behalf of the Corporation a new application (the “Exemptive Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Corporation and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (“UBS AMPR”) from the provisions of Section 15(c) of the 1940 Act to permit UBS AM to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval; and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon. FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Corporation, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Corporation, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.~~

~~IN WITNESS WHEREOF, I have hereunto set my name on this 23rd day of June, 2023.~~

~~By:~~	~~/s/ Liana Loyola~~
~~Name:~~	~~Liana Loyola~~
~~Title:~~	~~Secretary~~

~~Page 27 of 151 Sequentially Numbered Pages (including exhibits)~~

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~~Exhibit A-5~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that she is the duly elected Secretary of Short Term Investment Fund For Puerto Rico Residents, Inc. (the “Corporation”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Corporation have been taken and the person signing and filing the Application on behalf of the Corporation is fully authorized to do so; and that the Board of Directors of the Corporation (the “Board”) adopted the following vote on the 26th day of August, 2022 in accordance with the By-laws of the Corporation: RESOLVED, that the appropriate officers of the Short Term Investment Fund For Puerto Rico Residents, Inc. (the “Corporation”) be, and they hereby are, authorized and directed to prepare and file on behalf of the Corporation a new application (the “Exemptive Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Corporation and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (“UBS AMPR”) from the provisions of Section 15(c) of the 1940 Act to permit UBS AM to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval; and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon. FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Corporation, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Corporation, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.~~

~~IN WITNESS WHEREOF, I have hereunto set my name on this 23rd day of June, 2023.~~

~~By:~~	~~/s/ Liana Loyola~~

~~Name:~~ 	~~Liana Loyola~~
~~Title:~~ 	~~Secretary~~

~~Page 28 of 151 Sequentially Numbered Pages (including exhibits)~~

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~~Exhibit A-6~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that she is the duly elected Secretary of Multi-Select Securities Fund For Puerto Rico Residents (the “Corporation”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Corporation have been taken and the person signing and filing the Application on behalf of the Corporation is fully authorized to do so; and that the Board of Trustees of the Corporation (the “Board”) adopted the following vote on the 26th day of August, 2022 in accordance with the By-laws of the Trust: RESOLVED, that the appropriate officers of the Multi-Select Securities Fund For Puerto Rico Residents (the “Corporation”) be, and they hereby are, authorized and directed to prepare and file on behalf of the Corporation a new application (the “Exemptive Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Corporation and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (“UBS AMPR”) from the provisions of Section 15(c) of the 1940 Act to permit UBS AM to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval; and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon. FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Corporation, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Corporation, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.~~

IN WITNESS WHEREOF, I have hereunto set my name on this ~~23rd~~[ ] day of ~~June~~December, ~~2023~~2024.

[~~By:~~	/s/ ~~/s~~/ ~~Liana Loyola~~
~~Name:~~	~~Liana Loyola~~
~~Title:~~	~~Secretary~~]

~~Page 29 of 151 Sequentially Numbered Pages (including exhibits)~~

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Exhibit A~~-7~~-2

PARK AVENUE INSTITUTIONAL ADVISERS LLC

CERTIFICATION

~~CERTIFICATION~~

I, [], do certify that I am the duly authorized and elected [] of Park Avenue Institutional Advisers LLC (“PAIA”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of PAIA pursuant to the general authority as [] of PAIA.

~~The undersigned hereby certifies that he is the Head of Registered Funds Legal, Deputy General Counsel and Assistant Secretary of UBS Asset Management (Americas) Inc. (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.~~

~~By:~~ 	~~/s/ Keith A. Weller~~
~~Name:~~ 	~~Keith A. Weller~~
~~Title:~~ 	~~Head of Registered Funds Legal, Deputy General Counsel and Assistant Secretary~~
~~Date:~~	~~June 23, 2023~~

~~Exhibit A-8~~

~~CERTIFICATION~~

~~The undersigned hereby certifies that he is the Executive Director of UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.~~

~~By:~~ 	~~/s/ William Rivera~~
~~Name:~~ 	~~William Rivera~~
~~Title:~~ 	~~Executive Director~~
~~Date:~~	~~June 23, 2023~~

~~Page 30 of 151 Sequentially Numbered Pages (including exhibits)~~

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[Different first page setting changed from off in original to on in modified.].

~~Exhibit B-1~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the attached application, dated June 23, 2023, for and on behalf of PACE Select Advisors Trust (the “Trust”); that he is the Vice President and Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.~~

[By:	/s/	~~/s/ Keith A. Weller~~
Name:		~~Keith A. Weller~~
Title:		~~Vice President and Secretary~~
~~Dated~~Date: December [ ], 2024]		~~June 23, 2023~~

Exhibit B~~-2~~-1

GUARDIAN VARIABLE PRODUCTS TRUST

VERIFICATION

The undersigned states that ~~he~~she has duly executed the attached application, dated ~~June 23~~December [ ], ~~2023~~2024, for and on behalf of ~~UBS Series Funds~~Guardian Variable Products Trust (the “Trust”); that ~~he~~she is the ~~Vice President and Secretary~~Senior Counsel of the Trust; and that all ~~action taken by Trustees~~actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

~~By:~~ 	~~/s/ Keith A. Weller~~
~~Name:~~ 	~~Keith A. Weller~~
~~Title:~~ 	~~Vice President and Secretary~~
~~Dated:~~	~~June 23, 2023~~

~~Page 31 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 50 of 73 Sequentially Numbered Pages (including exhibits)

[Different first page setting changed from off in original to on in modified.].

~~Exhibit B-3~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the attached application, dated June 23, 2023, for and on behalf of The UBS Funds (the “Trust”); that he is the Vice President and Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~ 	~~/s/ Keith A. Weller~~
~~Name:~~ 	~~Keith A. Weller~~
~~Title:~~ 	~~Vice President and Secretary~~
~~Dated:~~	~~June 23, 2023~~

~~Exhibit B-4~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the attached application, dated June 23, 2023, for and on behalf of U.S. Monthly Income Fund For Puerto Rico Residents, Inc. (the “Corporation”); that she is the Secretary of the Corporation; and that all action taken by Directors necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~By:~~ 	~~/s/ Liana Loyola~~
~~Name:~~ 	~~Liana Loyola~~
~~Title:~~ 	~~Secretary~~
~~Dated:~~	~~June 23, 2023~~

~~Page 32 of 151 Sequentially Numbered Pages (including exhibits)~~

Page 51 of 73 Sequentially Numbered Pages (including exhibits)

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~~Exhibit B-5~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the attached application, dated June 23, 2023, for and on behalf of Short Term Investment Fund For Puerto Rico Residents, Inc. (the “Corporation”); that she is the Secretary of the Corporation; and that all action taken by Directors necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~By:~~ 	~~/s/ Liana Loyola~~
~~Name:~~ 	~~Liana Loyola~~
~~Title:~~ 	~~Secretary~~
~~Dated:~~	~~June 23, 2023~~

~~Exhibit B-6~~

~~VERIFICATION~~

~~The undersigned states that she has duly executed the attached application, dated June 23, 2023, for and on behalf of Multi-Select Securities Fund For Puerto Rico Residents (the “Trust”); that she is the Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.~~

[~~By:~~	/s/ ~~/s/ Liana Loyola~~
~~Name:~~	~~Liana Loyola~~
~~Title:~~	] ~~Secretary~~
~~Dated:~~	~~June 23, 2023~~

~~Page 33 of 151 Sequentially Numbered Pages (including exhibits)~~

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Exhibit B~~-7~~-2

PARK AVENUE INSTITUTIONAL ADVISERS LLC

VERIFICATION

~~VERIFICATION~~

~~The undersigned states that he has duly executed the attached application, dated June 23, 2023, for and on behalf of UBS Asset Management (Americas) Inc. (the “Company”); that he is the Head of Registered Funds Legal, Deputy General Counsel and Assistant Secretary of the Company; and that all actions by members, managers and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~ 	~~/s/ Keith A. Weller~~
~~Name:~~ 	~~Keith A. Weller~~
~~Title:~~ 	~~Head of Registered Funds Legal, Deputy General Counsel and Assistant Secretary~~
Date:	~~June 23, 2023~~

~~Exhibit B-8~~

~~VERIFICATION~~

The undersigned states that he has duly executed the attached application, dated ~~June 23~~December [ ], ~~2023~~2024, for and on behalf of ~~UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico~~Park Avenue Institutional Advisers LLC (the “Company”); that [he/she] is the ~~Executive Director~~[] of the Company; and that all ~~actions by members, managers and other bodies~~action necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that [he/she] is familiar with such ~~instrument~~Application, and the contents thereof, and the facts therein set forth are true to the best of [his/her] knowledge, information and belief.

[By: /s/	~~/s/ William Rivera~~
Name:	~~William Rivera~~
Title:	~~Executive Director~~
~~Date~~]	~~June 23, 2023~~

Page 53 of 73 Sequentially Numbered Pages (including exhibits)

As Filed with the Securities and Exchange Commission on December [ ], 2024

File No. ~~812-15460~~[                     ]

U.S. SECURITIES AND EXCHANGE COMMISSION

~~WASHINGTON, DC~~Washington, D.C. 20549

~~SECOND AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~MORNINGSTAR FUNDS~~GUARDIAN VARIABLE PRODUCTS TRUST

~~MORNINGSTAR INVESTMENT MANAGEMENT~~PARK AVENUE INSTITUTIONAL ADVISERS LLC

10 HUDSON YARDS

New York, New York 10001

~~22 W. Washington Street~~

~~Chicago, IL 60602~~

Please direct all written or oral communications regarding this Application to:

Kathleen M. Moynihan, Esq.

Guardian Variable Products Trust

10 Hudson Yards

New York, NY 10001

~~Daniel Needham~~

~~Morningstar Funds Trust~~

~~22 W. Washington Street~~

~~Chicago, IL 60602~~

~~With a copy~~with copies to:

~~Eric S. Purple~~Corey F. Rose, Esq.

James V. Catano, Esq.

~~Mena M. Larmour, Esq.~~

~~Stradley Ronon Stevens & Young,~~Dechert LLP

~~2000~~ 1900 K Street, ~~N.W. Suite 700~~NW

Washington, DC 20006

(202) ~~507-5154, epurple@stradley.com~~261-3314, corey.rose@dechert.com

(~~215) 564-8014, mlarmour@stradley~~202) 261-3376, james.catano@dechert.com

~~Page 51 of 86,~~ This Application (including Exhibits) contains [ ] pages.

Page 54 of 73 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)	~~SECOND AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT
)
Guardian Variable Products Trust	)
)
and	)
~~MORNINGSTAR FUNDS TRUST AND~~ 	)
~~MORNINGSTAR INVESTMENT~~ 	)
~~MANAGEMENT~~Park Avenue Institutional	)
Advisers LLC	)
10 Hudson Yards	)
New York, New York 10001)

Investment Company Act of 1940
~~22 W. Washington Street~~
~~Chicago, IL 60602~~
File No. ~~812-15460~~[ ]

I.	INTRODUCTION

~~I.~~	~~INTRODUCTION~~

~~Morningstar Funds~~Guardian Variable Products Trust (the “Trust”)1,~~1~~ a registered open-end investment company that offers one or more series of shares, on ~~their~~its own behalf and on behalf of ~~each of their respective~~its existing and future series (each, a “Series” and, collectively, the “Series”), ~~together with Morningstar Investment Management~~and Park Avenue Institutional Advisers LLC (“~~Morningstar~~PAIA” or the “Adviser,” and together with the Trust and the Series, the “Applicants”),~~2~~ 2 the investment adviser to the Trust, hereby file this ~~second amended and restated~~ application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the ~~board~~Board of ~~trustees~~Trustees of the Trust (the “Board”),~~3~~ 3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,~~4~~ 4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

~~As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.~~

~~The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~The term “Board” also includes the board of trustees or directors of a future Subadvised Series.~~

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.
[2]	The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]	References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

~~Page 2 of 86 Pages~~

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Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by ~~an~~the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).~~5~~5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

~~References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

[5]	For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

~~Page 3 of 86 Pages~~

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II.	BACKGROUND

~~II.~~	~~BACKGROUND~~

A.	The Applicants

~~A.~~	~~The Applicants~~

1.	The Trust

~~1.~~	~~The Trust~~

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. ~~Further~~Currently, the Trust ~~currently consists of multiple Series, each of which operate under a multi-manager structure~~is comprised of 24 Series. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

~~2.~~	~~The Adviser~~

2.	The Adviser

~~Morningstar~~PAIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~Morningstar~~PAIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment management agreement with the Trust (each, an “Investment Management Agreement” and together the “Investment Management Agreements”). ~~Morningstar~~PAIA and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

~~Page 4 of 86 Pages~~

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For its services to each Subadvised Series under the ~~applicable~~ Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.6

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

~~3.~~	~~The Sub-Advisers~~

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will ~~also~~ negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.~~6~~7 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.~~7~~8

~~Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Morningstar Funds Trust and Morningstar Investment Management LLC (812-14753), Investment Company Act Release Nos . 32736 (July 18, 2017) (notice) and 32780 (August 15, 2017) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.~~

~~7 A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.~~

[6]	Currently, all Sub-Advisers receive an investment management fee from the Adviser.
[7]	Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC (812-14911), Investment Company Act Release Nos. 32468 (February 6, 2017) (notice) and 32420 (January 9, 2017) (order). In the future, the Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.
[8]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

~~Page 5 of 86 Pages~~

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B.	Multi-Manager Structure

~~B.~~	~~Multi-Manager Structure~~

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds~~,~~ where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

~~C.~~	~~Rationale for the Requested Relief~~

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

~~Page 6 of 86 Pages~~

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Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.~~8~~9 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, ~~an~~the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~9~~ 10 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If ~~an~~the Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

~~Such investments in private funds would be subject to other applicable provisions of the 1940 Act. The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

[9]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[10]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

~~Page 7 of 86 Pages~~

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~~III.~~	~~REQUEST FOR EXEMPTIVE RELIEF~~

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

~~IV.~~	~~LEGAL ANALYSIS~~

IV.	LEGAL ANALYSIS

~~A.~~	~~Applicable Law~~

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

~~B.~~	~~Discussion~~

B.	Discussion

~~1.~~	~~Necessary or Appropriate in the Public Interest~~

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once ~~an~~the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring ~~a~~the Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

~~Page 8 of 86 Pages~~

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2.	Consistent with the Protection of Investors

~~2.~~	~~Consistent with the Protection of Investors~~

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~10~~11 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

~~1.~~	~~Daily transparency regarding investments managed by the Sub-Adviser;~~

1.	Daily transparency regarding investments managed by the Sub-Adviser;
2.	Annual review of the Sub-Adviser’s compliance program;

~~2.~~	~~Annual review of the Sub-Adviser’s compliance program;~~

3.	Avoiding additional acquired fund fees and expenses;

~~3.~~	~~Avoiding additional acquired fund fees and expenses;~~

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;
5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;
6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;
7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and
8.	Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

~~4.~~	~~Annual Board review of the Sub-Advisory Agreement and related compensation;~~
~~5.~~	~~Ability to access the exposure directly instead of through a vehicle that may not allow for. daily liquidity and may not be subject to the protections of the 1940 Act;~~
~~6.~~	~~Allowing the Adviser to customize the sub-strategy implemented by the Sub- Adviser to access the exposure;~~
~~7.~~	~~Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings);11 and~~
~~8.~~	~~Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.~~

~~[10]~~	~~As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

[11]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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3.	Consistent with the Policy and Provisions of the 1940 Act

~~3.~~	~~Consistent with the Policy and Provisions of the 1940 Act~~

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~12~~12 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”~~13~~13 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~14~~14

~~The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants~~

~~11~~	~~The Trust does not currently pay the Board members any per-meeting compensation.~~
~~12~~	~~See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.~~
~~13~~	~~Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).~~
~~14~~	~~American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).~~

[12]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[13]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[14]	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

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The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”~~15~~15 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”~~16~~ 16 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.~~17~~17 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

~~[15]~~	~~Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).~~
~~[16]~~	~~Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.~~
~~[17]~~	~~Technology that includes visual capabilities will be used unless unanticipated circumstances arise.~~

[15]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

[16]	Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[17]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

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~~V.~~	~~PRECEDENT~~

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to ~~consider~~approve a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~18~~18 The Commission stated in Blackstone~~,~~ that~~,~~ while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

~~VI.~~	~~CONDITIONS~~

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.
2.	Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.
3.	The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.
4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.
5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

~~1.~~	~~The Independent Board Members will approve the Sub-Adviser Change at a non-in-person.meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~
~~2.~~	~~Management will represent that the materials provided to the Board for the non-in-person.meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.~~
~~3.~~	~~The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.~~
~~4.~~	~~A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised. Series’ registration statement.~~
~~5.~~	~~In the event that the Commission adopts a rule under the 1940 Act providing substantially.similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.~~

~~[18]~~	~~See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (Mar. 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 4329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 03, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 08, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb 10, 2022) (notice) and 34525 (Mar. 08, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 01, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); and Lincoln Variable Insurance Products Trust, et al., Investment Company Act Release Nos. 34727 (Oct. 13, 2022) (notice) and 34749 (Nov. 8, 2022) (order).~~

[18]	See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27, 2022) (order); Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order); Pacific Funds Series Trust, et al., Investment Company Act Release Nos. 34671 (August 11, 2022) (notice) and 34697 (September 8, 2022) (order); Lincoln Variable Insurance Products Trust and Lincoln Investment Advisors Corporation, Investment Company Act Release Nos. 34727 (October 13, 2022) (notice) and 34749 (November 8, 2022) (order); = Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); PACE Select Advisors Trust, UBS Series Funds, The UBS Funds, U.S. Monthly Income Fund For Puerto Rico Residents, Inc., Short Term Investment Fund For Puerto Rico Residents, Inc., Multi-Select Securities Fund For Puerto Rico Residents, UBS Asset Management (Americas) Inc., and UBS Asset Managers of Puerto Rico, a division of UBS Trust Company of Puerto Rico, Investment Company Act Release Nos. 34960 (July 13, 2023) (notice) and 34983 (August 8, 2023) (order); and Morningstar Funds Trust and Morningstar Investment Management LLC., Investment Company Act Release Nos. 34958 (July 7, 2023) (notice) and 34980 (August 1, 2023) (order).

~~Page 12 of 86 Pages~~

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VII.	PROCEDURAL MATTERS

~~VII.~~	~~PROCEDURAL MATTERS~~

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~22 West Washington Street, Chicago, IL 60602.~~10 Hudson Yards, New York, NY 10001.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Kathleen M. Moynihan, Esq.

Guardian Variable Products Trust

10 Hudson Yards

New York, NY 10001

~~Daniel Needham~~

~~Morningstar Funds Trust~~

~~22 W. Washington Street~~

~~Chicago, IL 60602~~

With a copy to:

~~Eric S. Purple~~Corey F. Rose, Esq.

~~Mena M. Larmour~~James V. Catano, Esq.

~~Stradley Ronon Stevens & Young, LLP~~

~~2000~~ Dechert LLP

1900 K Street, ~~N.W. Suite 700~~NW

Washington, DC 20006

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-2 to this Application.

Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit ~~D~~C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

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VIII.	CONCLUSION

~~VIII.~~	~~CONCLUSION~~

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the ~~28th~~[ ] day of ~~June~~December, ~~2023~~2024.

~~Morningstar Funds Trust~~GUARDIAN VARIABLE PRODUCTS TRUST

[By:	/s/	~~/s/ Daniel Needham~~
Name:		~~Daniel Needham~~
Title:	]	~~Trustee~~

~~Morningstar Investment Management LLC~~

PARK AVENUE INSTITUTIONAL ADVISERS LLC

By:	/s/ []	~~/s/ Daniel Needham~~
Name:	[]	~~Daniel Needham~~
Title:	[]	~~President~~

~~Page 14 of 86 Pages~~

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EXHIBITS TO APPLICATION

~~EXHIBITS TO APPLICATION~~

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	~~Authorizations~~Certifications
Exhibits B-1 through B-2	Verifications
~~Exhibit C~~	~~Marked Copy of Second Amended and Restated Application Against Amended and Restated Application~~
Exhibit ~~D~~C	Rule 0-5(e)(3) Comparisons

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~~EXHIBIT~~Exhibit A-1

~~MORNINGSTAR FUNDS TRUST~~

~~AUTHORIZATION~~

GUARDIAN VARIABLE PRODUCTS TRUST

CERTIFICATION

~~I, Scott Schilling, do~~The undersigned hereby ~~certify~~certifies that ~~I am a~~he is the duly elected ~~trustee of Morningstar Funds~~Secretary of Guardian Variable Products Trust (the “Trust”)~~, and further certify that set forth below is a true and complete copy of resolutions duly adopted by~~ ; that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust ~~at meetings held on~~(the “Board”) adopted the following vote on the [xx]th day of December ~~13~~, ~~2022 and March 14, 2023,~~2024 in accordance with the By-laws of the Trust, and that those resolutions have not been amended or revoked and are in full force and effect ~~on the date hereof~~:

~~December 13, 2022~~

~~RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized and directed on behalf of the Trust and in its name to prepare an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, exempting the Trust from the provisions of Section 15(c) of the 1940 Act to permit the Trust to enter into or materially amend subadvisory agreements that were approved by the Board, including a majority of the Independent Trustees, at a non-in-person meeting called for the purpose of voting on such approval, with such application to be presented to the Board prior to filing with the SEC; and it is further~~

~~RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution. March 14, 2023~~

RESOLVED, that the ~~appropriate officers of the Trust be, and they hereby are, authorized and directed on behalf of the Trust, and in its name, to prepare, execute and cause to be filed with the SEC: (i) the~~preparation and filing with the Securities and Exchange Commission of (i) an exemptive application for an order pursuant to Section 6(c) of the 1940 Act, ~~exempting the Trust from the provisions of Section 15(c) of the 1940 Act to~~on behalf of Guardian Variable Products Trust (the “Trust”) and Park Avenue Institutional Advisers LLC (the “Manager”) that would permit the Trust and the Manager to enter into, or materially amend ~~subadvisory~~, sub-advisory agreements that were approved by the Board, including a majority of the Independent Trustees, at a non-in-person meeting called for the purpose of voting on such approval (the “Exemptive ~~Relief~~ Application”)~~, in substantially the form as the Exemptive Relief Application has been presented and discussed at this meeting;~~ and (ii) any and all amendments to the Exemptive ~~Relief~~ Application~~,~~ which in the discretion of the officer or officers executing such amendment(s) may appear necessary or desirable, in such form or forms as such officer or officers shall approve in his, her or their discretion, ~~in~~be, and each ~~case as conclusively evidenced by his, her or their signature(s) thereon~~hereby is, authorized and approved; and it is further

RESOLVED, that the appropriate officer or officers of the Trust be, and each of them hereby is, authorized and directed to take such further ~~action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of~~steps and to prepare, execute and file, as appropriate, such documents as he or she may deem to be necessary or appropriate to implement the approval set forth in the foregoing resolution.

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IN WITNESS WHEREOF, I have hereunto set my name on this [ ] day of December, 2024.

[By:	/s/ ~~/s/ Scott Schilling~~
Name:	~~Scott Schilling~~
Title:	~~Secretary~~]

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~~EXHIBIT~~Exhibit A-2

~~MORNINGSTAR INVESTMENT MANAGEMENT LLC~~

~~AUTHORIZATION~~

PARK AVENUE INSTITUTIONAL ADVISERS LLC

CERTIFICATION

I, ~~Daniel Needham~~[], do certify that I am the duly authorized and elected ~~President of Morningstar Investment Management~~[] of Park Avenue Institutional Advisers LLC (“~~Morningstar~~PAIA”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of ~~Morningstar~~PAIA pursuant to the general authority as ~~President~~[] of ~~Morningstar~~PAIA.

[By:	/s/	~~/s/ Daniel Needham~~
Name:		~~Daniel Needham~~
Title:		~~President~~
Date:	December [ ], 2024]

~~Page 18 of 86 Pages~~

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Exhibit B-1

~~MORNINGSTAR FUNDS TRUST~~GUARDIAN VARIABLE PRODUCTS TRUST

VERIFICATION

The undersigned states that ~~he~~she has duly executed the attached ~~Application~~application, dated ~~June 28, 2023~~December [ ], 2024, for and on behalf of ~~Morningstar Funds~~Guardian Variable Products Trust (the “Trust”); that ~~he is a trustee~~she is the Senior Counsel of the ~~foregoing~~ Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

[By:	/s/ ~~/s/ Daniel Needham~~
Name:	~~Daniel Needham~~
Title: ]	~~Trustee~~

~~Page 19 of 86 Pages~~

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Exhibit B-2

~~MORNINGSTAR INVESTMENT MANAGEMENT~~PARK AVENUE INSTITUTIONAL

ADVISERS LLC

VERIFICATION

The undersigned states that he has duly executed the attached ~~Application~~application, dated ~~June 28, 2023~~December [ ], 2024, for and on behalf of ~~Morningstar Investment Management~~Park Avenue Institutional Advisers LLC (the “Company”); that [he/she] is the ~~President of such company~~[] of the Company; and that all action ~~by stockholders, directors, and other bodies~~ necessary to authorize the undersigned to execute and file such instrument ~~has~~have been taken. The undersigned further states that [he/she] is familiar with such ~~instrument~~Application, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of [his/her] knowledge, information and belief.

[By:	/s/	~~/s/ Daniel Needham~~
Name:		~~Daniel Needham~~
Title:		~~President~~
]

~~Page 20 of 86 Pages~~

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